Monthly Report - June, 2019

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,657,323        7,241,278
Change in unrealized gain (loss) on open            1,390,719      (3,912,060)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (611)
      obligations
   Change in unrealized gain (loss) from U.S.         145,606          346,478
      Treasury obligations
Interest Income 			              316,215        1,957,808
Foreign exchange gain (loss) on margin deposits       135,301         (41,621)
				                 ------------    -------------
Total: Income 				            3,645,164        5,591,272

Expenses:
   Brokerage commissions 		              623,116        3,985,103
   Management fee 			               52,283          301,878
   20.0% New Trading Profit Share 	               50,837           53,144
   Custody fees 		       	                7,654           15,606
   Administrative expense 	       	               94,885          512,847
					         ------------    -------------
Total: Expenses 		                      828,775        4,868,578
Net Income(Loss)			   $        2,816,389          722,694
for June, 2019

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (126,006.992    $     3,905,997    156,263,927    160,169,924
units) at May 31, 2019
Addition of 		 	              0        148,966        148,966
88.406 units on June 1, 2019
Redemption of 		 	              0    (2,904,170)    (2,904,170)
(2,328.254) units on  June 30, 2019*
Net Income (Loss)               $        84,651      2,731,738      2,816,389
for June, 2019
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2019
(123,810.049 units inclusive
of 42.905 additional units) 	      3,990,648    156,240,461    160,231,109
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2019 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    1.65% 	   (0.30)%  $  1,181.90	   99,388.205 $   117,466,473
Series 3    1.87% 	     1.77%  $  1,683.32	   19,324.220 $    32,528,787
Series 4    2.17% 	     2.83%  $  2,126.89	    3,922.283 $     8,342,266
Series 5    1.85% 	     1.35%  $  1,611.09	    1,175.341 $     1,893,583

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					July 15, 2019
Dear Investor:

Gains from trading equity and interest rate futures outdistanced losses from trading currency forwards and commodity futures.

The combination of trade uncertainties, chaotic Brexit discussions and evidence of slowing growth and dormant inflation prompted the ECB, Federal Reserve and numerous other central banks to shift toward more accommodative monetary policy stances. In response, demand for government securities rose and interest rates fell. For example, yields on Italian 10-year bonds, which had been supported in the run-up to European elections by the wrangling between Italy's coalition government and the European Commission over mounting debt levels, dropped markedly from near 2.7% at the end of May to about 2.15% at the end of June. Consequently, long positions in Italian interest rate futures were quite profitable this month. Elsewhere, profits from trading U.S., U.K. and Canadian interest rate futures largely offset the losses from trading German, French, Australian, Japanese and Euribor interest rate futures.

Equity markets responded in a positive way to the actual and prospective easing of monetary policy globally, and seemed to expect at least a ceasefire on the trade front emerging from the end-June Osaka G-20 meeting between Presidents Trump and Xi. As a result, long positions in U.S., European, Australian, Taiwanese, Singaporean, Chinese, Hong Kong, Canadian and Thai stock index futures were profitable. Short volatility trades were also profitable. On the other hand, short positions in Japanese, Korean, EAFE, and emerging market index futures posted partially offsetting losses.

The U.S. dollar responded to market forecasts that the Federal Reserve would cut the official interest rate at its July meeting by declining rather broadly. Therefore, long U.S. dollar trades against the euro and the currencies of Great Britain, Australia, New Zealand, Switzerland,Sweden, Norway, Japan, Singapore, Chile and Colombia posted losses. Meanwhile, short dollar positions versus the Brazilian real, Canadian dollar, Indian rupee, Russian ruble, South African rand and Turkish lira registered partially compensating gains. These profitable currencies also benefitted from relatively high interest rates and/or rising oil prices.

Energy prices, which had been falling since mid-April, reversed abruptly in mid-June in response to tanker attacks in the Strait of Hormuz and the shooting down of an unmanned U.S. drone by Iran that led to heightened U.S.-Iran diplomatic tensions. Hence, short positions in WTI crude oil, heating oil and London gas oil posted losses. Conversely, a long Brent crude trade was profitable. A long RBOB gasoline trade was also profitable, especially after a U.S. East coast refinery fire reduced supplies for the immediate future. A short natural gas trade was profitable too as gas supplies remain ample.

Trading of non-energy commodities was unprofitable. Lower interest rates and a weaker dollar supported gold prices and, hence, a short gold trade was unprofitable, as was a short London copper position. On the other hand, a long silver trade produced a partially offsetting profit. Losses from trading corn and wheat outpaced the gain from trading soybeans. Short coffee, sugar, cocoa, and cotton trades were each marginally negative. Short livestock positions were marginally profitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman